170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL AND COLUMBIA UNIVERSITY MEDICAL CENTER ANNOUNCE
THE SUCCESSFUL INSTALLATION OF TITAN’S SPORT SURGICAL SYSTEM

TORONTO (October 23, 2017) – Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), and Columbia University Medical Center announce the installation of Titan Medical’s SPORT Surgical System at Columbia’s simulation training facility in New York City. This is the second U.S. installation of the SPORT Surgical System for preclinical feasibility and validation studies and the first at an academic medical center. These studies are expected to commence at Columbia during the current quarter.

David McNally, President and CEO of Titan Medical, said, “We are pleased to announce the second of three installations planned in U.S. and European Centers of Excellence in 2017. This is our first installation at an academic medical center, which is strategically important to Titan Medical as we continue to demonstrate feasibility and validate SPORT. We are excited for the opportunity to work with Columbia’s world-renowned surgeon faculty who will provide valuable feedback on system performance and procedural applications. We expect to continue preclinical feasibility and validation studies in a variety of surgical disciplines at Columbia with the intention of demonstrating the utility and versatility of SPORT.”

Arnold Advincula, M.D., Chief of Gynecologic Specialty Surgery at Columbia University and an expert in robotic surgery, said, “With this installation of the SPORT Surgical System we expect to explore the potential of single port robotic surgery in gynecology and other surgical disciplines in a preclinical environment. Single port robotic surgery makes sense for the growing number of gynecologic patients seeking clinically-effective surgery delivered with optimal cosmesis and less pain. We are excited to support Titan Medical in evaluating feasibility and validating the anticipated benefits of the SPORT Surgical System.”

About the Columbia University Medical Center, New York, New York

Columbia University Medical Center provides international leadership in basic, preclinical and clinical research; medical and health sciences education; and patient care. The medical center trains future leaders and includes the dedicated work of many physicians, scientists, public health professionals, dentists and nurses at the College of Physicians and Surgeons, the Mailman School of Public Health, the College of Dental Medicine, the School of Nursing, the biomedical departments of the Graduate School of Arts and Sciences, and allied research centers and institutions. Columbia University Medical Center is home to the largest medical research enterprise in New York City and State and one of the largest faculty medical practices in the Northeast. The campus that Columbia University Medical Center shares with its hospital partner, New York-Presbyterian, is now called the Columbia University Irving Medical Center. For more information, visit cumc.columbia.edu or columbiadoctors.org.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT SurgicalSystem, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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